G R U P P O · M E D I A S E T

 MEDIASET



10015311

082-04575

12g3-2(b)

RECEIVED
2010 MAR -4 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 26th february 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of February.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 3/9

12g3-2(b)



Madrid, 25 February 2010

Today Telecinco our controlled company has disclosed the following press release

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/1988, of 28th July, "GESTEVISIÓN TELECINCO, S.A." reports the following

RELEVANT FACT

The Board of Directors of "GESTEVISION TELECINCO, S.A.", at a meeting held on 24th February, 2010, has unanimously adopted, amongst others, the below resolutions summarised from the Minutes of the meeting:

One.- To draft the annual accounts, including the Balance Sheet, the Profit and Loss Account as well as the Notes to the Annual Financial Statements, and the Board of Directors' Management Report of both GESTEVISIÓN TELECINCO, S.A. and its Consolidated Group of Companies for the year to 31st December 2009, as well as the proposed distribution of profit for the period, which is as follows:

Thousands of €

	Thousands of €
To legal reserve	€0
To voluntary reserve	€20,021
To dividend	€48,440(*)
Total	**€68,461**

(*) Equivalent to 0,20€ per share and to the 100% pay-out on the Consolidated Net Profit.

Two. - To pay a dividend on the year's profits of €0.20 gross per share, after deducting the amount corresponding to the shares owned by the company, on which the corresponding withholding tax will be applied.
The payment of this dividend will be executed on March 10th 2010 through IBERCLEAR and participating entities. For this purpose, "GESTEVISION TELECINCO, S.A." has appointed "SANTANDER S.A." as paying agent.

Three. - To convene the Shareholders' Annual General Meeting, to be held in Madrid at Telecinco on Carretera de Fuencarral a Alcobendas, 4 at 12:00 on April 14th 2010 on first call or, if necessary, on April 15th 2010 on second call, at the same place and time.

Four.-To jointly delegate powers to the Chairman of the Board and the two Chief Executive Offices so that they may suppress or modify any of the items of the Annual General Meeting's Agenda, as well as add new ones.

Five.- To approve the Annual Corporate Governance Report for the financial year 2009. It is hereby noted that the Annual Corporate Governance Report will be soon filed with Spain's Securities Market Regulator and made available to shareholders and investors through the company's website (www.telecinco.es).

It is hereby noted that the Annual Corporate Governance Report will be soon filed with Spain's Securities Market Regulator and made available to shareholders and investors through the company's website (www.telecinco.es).

It is also noted that the full text of the proposed resolutions to be submitted for approval by the Annual General Meeting, as well as the rest of the information and documents to be submitted for approval by the Annual General Meeting, will be made available to shareholders immediately upon making the General Meeting known through the requisite notices to be published in the Official Mercantile Registry Gazette (BORME), in the newspapers and on the company's website (www.telecinco.es).

The Secretary,
Mario Rodríguez Valderas

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

MEDIASET

12g3-2(b)

Madrid, 25 February 2010

Today Telecinco our controlled company has disclosed the following press release

Telecinco leads the Spanish audiovisual sector with its 2009 results

TELECINCO, WITH AN OPERATING PROFIT OF €122.78 MILLION, INTENDS TO DISTRIBUTE ALL NET PROFITS TO SHAREHOLDERS

- **Telecinco has achieved EBIT of €122.78 million and net adjusted profits of €88.84 million, which represents net profits of €48.44 million after amortisations of intangible assets and the impairment test of the group companies***
- **The channel, which has cut operating costs by 10.3%, obtains solid EBIT (18.7%) and EBITDA (19.9%) margins of around 20%, reflecting its strong position within the context of the crisis and confirming the television channel as one of the most profitable in Europe**
- **Grupo Publiespaña has maintained its leading position in the TV sector in terms of revenues from advertising, both net (€589.79 million) and gross (€619.30 million), with a market share of 26.4%**
- **Telecinco's Board of Directors has decided to put the distribution of 100% of profits to the vote at the Annual General Meeting**
- **Telecinco is consolidated as the most popular commercial TV channel in terms of total day (15.1%) and prime time (16.2%) audience share, holding the leading position for their corresponding commercial targets (15.5% and 16.4%)**
- **Telecinco has also become a channel of reference in terms of corporate governance, occupying the top position in the *ranking* of the Ibex-35 companies in this field, prepared by the Spanish Corporate Social Responsibility Observatory**

Telecinco has closed 2009, which was a difficult year, with an operating profit of €122.78 million and adjusted net profit of €88.84 million, which represents a net profit of €48.44 million after amortisations of intangible assets and the impairment test of the group companies. This profit will be distributed in its entirety by Telecinco as dividends to the company's shareholders.

(*) This difference of €40.40 million between the net profit and its adjusted figure is mainly due to the impact of amortisations of intangible assets (to net taxes) and the impairment test carried out within Grupo Endemol in accordance with the international accounting standards and which has been accounted for as the stake's lesser value. This is, therefore, an accounting result which affects neither the value nor the cash flow *of Grupo Endemol, which remains solid in terms of operating results.*

Telecinco has obtained margins on to earnings that, despite the problems of the economic environment and the audiovisual sector, have once again positioned it as the

leading TV channel in Spain and as a point of reference in Europe for the main indicators of good management in any commercial channel: audience share, revenue, market share, power ratio and profitability.

Telecinco's strong performance as the leading commercial channel in audience share, together with the commercial management carried out by Publiespaña and the reduction of total operating costs by 10.3%, have allowed it to maintain high profitability ratios, with an EBIT of €122.78 million, equivalent to a margin of 18.7% on net revenues, and an EBITDA which has reached €130.38 million (a 19.9% margin on net revenues).

These figures indicate that, despite the complex operating environment, Telecinco has been able to maintain its operating margins in percentage terms within the range of 20%, which proves the efficiency of the business model in adverse market conditions, as well as the company's ability to cushion the impact of the decrease in advertising investment and continue to obtain the highest operating margins in the sector.

Grupo Publiespaña makes €619.30 million in gross advertising revenues

Telecinco's total gross advertising revenue in 2009 reached €619.30 million, while net advertising revenues stand at €589.79 million.

In a year characterised by a sharp fall in advertising investment, these results demonstrate more than ever Grupo Publiespaña's capacity to adapt to a tough market in which, according to Infoadex, it has once again become the leader both in advertising investment share with 26.4% and in power ratio (the margin measuring the relationship between this ratio and the audience of Telecinco and its digital channels), with a figure of 1.63, the highest in the sector, clearly marking for yet another year a distinct distance between the company and its direct competitors.

As in every year, contributors to these figures include Publimedia Gestión, the Grupo Publiespaña subsidiary in charge of selling multi-format audiovisual content for outdoor media and pay-TV, among others, and Advanced Media, dedicated to the commercial management of online and mobile platforms, the only media which increased its revenues in 2009.

Revenues from the sale of film co-production rights, *merchandising*, SMS, *call tv* and audiotext services stood at €66.47 million.

As a result, total net revenues, including advertising revenues from TV and other media (Internet, teletext and themed and digital channels) and the proceeds from the commercial area, have reached €656.26 million.

Telecinco intends to distribute all net profits among its shareholders

Telecinco's Board of Directors has decided that, at the next AGM, to be held on 14 April, the distribution of 100% of consolidated net profits as ordinary dividends for 2009 will be put to the vote.

This decision sees Telecinco's commitment to distribute at least 50% of profits through dividends double, which is particularly remarkable given the current

crisis.

Telecinco, the number one commercial channel by audience share

Telecinco has left 2009 behind and moved into the new audiovisual landscape, as the most-watched commercial channel for total day (15.1%) and for the main time slots, including prime time, where its understanding of its audience has allowed it to increase its annual average by 1.1 percentage points (pp), reaching a 16.2% audience share. This puts Telecinco 2.3 pp ahead of its closest competitor, Antena 3 (13.9%), which has recorded figures this year the same as 1992, the company's worst year ever.

Total Day Audience Share 2009


15,1
14,7
13,2
8,3
6,8
forta
cuatro

Prime Time Audience Share 2009


16,2
13,9
13,7
8,7
7,5
forta
cuatro

As the new audiovisual landscape began to take shape at the end of the year, the commercial target also took on special relevance as an indicator of the concentration of attractive advertising audiences, which once again, for the sixth year running, was principally attained by Telecinco, with a 15.5% share for total day and 16.4% for prime time.

Commercial Target Total Day 2009


15,5
15,3
10,5
10,4
8,5
forta
cuatro

Commercial Target Prime Time *2009*


16,4
14,9
11,1
11,0
8,6
forta
cuatro

Telecinco, top of the ranking of Ibex 35-listed companies in terms of corporate governance

Not only has Telecinco topped the main indicators in the audiovisual sector in sound business management and in its commitment to shareholders, it has also set the benchmark in the sector in terms of corporate governance.

In line with the commitment made by the Board of Directors to move forward in this area and guarantee greater transparency and, in keeping with the most forward-thinking practices on an international level, Telecinco has submitted its annual report to independent review by the company PricewaterhouseCoopers for the second year running.

Last year, this made Telecinco the first listed company in Spain to submit its Annual Corporate Governance Report to external review, and this year it has allowed the company to reach the top spot in the ranking of Ibex 35-listed companies in terms of corporate governance, according to the Spanish Corporate Social Responsibility Observatory.

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/